Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
ONECONSTRUCTION GROUP LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2025

The undersigned shareholder of OneConstruction Group Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “AGM”) and the Proxy Statement, each dated November 26, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 22, 2025 at 10 a.m., China Standard Time, at Room 908, 9/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, with the ability given to the shareholders to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the AGM, as set forth in the Notice of the AGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted FOR the proposals that:

1.      Re-appointment of Directors

AS AN ORDINARY RESOLUTION THAT:

(i)     the re-appointment of Mr. CHEUNG Kam Cheung as an executive director of the Company to hold office until the next annual general meeting be approved;

(ii)    the re-appointment of Mr. CHAN Man Kit as an independent non-executive director of the Company to hold office until the next annual general meeting be approved;

(iii)   the re-appointment of Mr. LAW Hok Yu as an independent non-executive director of the Company to hold office until the next annual general meeting be approved; and

(iv)   the re-appointment of Ms. CHUNG Suet In as an independent non-executive director of the Company to hold office until the next annual general meeting be approved.

2.      Re-appointment of Independent Registered Public Accounting Firm

AS AN ORDINARY RESOLUTION THAT:

the re-appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2026 be confirmed, ratified and approved.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this proxy card promptly

using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:	To approve, as an ordinary resolution, the re-appointment of Mr. CHEUNG Kam Cheung as an executive director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 2	To approve, as an ordinary resolution, the re-appointment of Mr. CHAN Man Kit as an independent non-executive director of the Company to hold office until the next annual general meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐
PROPOSAL NO. 3	To approve, as an ordinary resolution, the re-appointment of Mr. LAW Hok Yu as an independent non-executive director of the Company to hold office until the next annual general meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐
PROPOSAL NO. 4	To approve, as an ordinary resolution, the re-appointment of Ms. CHUNG Suet In as an independent non-executive director of the Company to hold office until the next annual general meeting.	FOR ☐	AGAINST ☐	ABSTAIN ☐
PROPOSAL NO. 5	To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the year ending March 31, 2026.	FOR ☐	AGAINST ☐	ABSTAIN ☐

This proxy card must be signed by the person registered in the register of members at the close of business on November 25, 2025. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. ☐

Share Owner signs here	Co-Owner signs here
Date: